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Exhibit 12.1
SABRE HOLDINGS CORPORATION
COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES
(in thousands)

Six Months Ended June 30, 2003
Earnings:
Income before taxes	$111,791
Minority interests in consolidated subsidiaries	591
Loss from equity investees	3,849

Income before income taxes, minority interests and loss from equity investees	116,231
Add: Total fixed charges (per below)	14,705
Distributed income of equity investees	19,013

Total earnings	$149,949

Fixed charges:
Interest expensed	$10,772
Estimate of interest within rental expense (1)	3,933

Total fixed charges	$14,705

Ratio of earnings to fixed charges	10.20

(1)
Fixed charges include the estimated interest component of rent expense (one-third of rent expense under operating leases).

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Exhibit 12.1 SABRE HOLDINGS CORPORATION COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (in thousands)